_________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.
237 Park Avenue
New York, N.Y. 10017
212-527-4000

_________________________________________________________

REVLON EMPLOYEES' SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Revlon Employees' Savings, Investment and Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the "Plan") as of December 31, 2012 and 2011 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s sponsor. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the Plan’s basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the Plan’s basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 20, 2013

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
Investments:
Equity securities	$1,482	$1,539
Mutual funds	115,801	96,243
Money market fund	20,714	20,748
Net investments	137,997	118,530

Receivables:
Employer contributions	821	821
Loans receivable from participants	3,123	2,511
Total receivables	3,944	3,332

Net assets available for benefits	$141,941	$121,862

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
Additions to net assets attributable to:
Investment income (loss):
Dividends	$2,937	$1,960
Net appreciation (depreciation) in fair value of investments	13,349	(5,001)
Total investment income (loss)	16,286	(3,041)

Participant loan interest	121	118

Contributions:
Employees	7,004	6,353
Employer matching	2,352	2,366
Employer discretionary	3,669	3,633
Total contributions	13,025	12,352

Total additions	29,432	9,429

Deductions from net assets attributable to:
Distributions and withdrawals	9,314	8,452
Loan fees	39	29

Total deductions	9,353	8,481

Increase in net assets available for benefits	20,079	948

Net assets available for benefits:
Beginning of year	121,862	120,914
End of year	$141,941	$121,862

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 1	Description of the Plan

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for a definitive and more complete description of the Plan’s provisions, which prevail in all cases.

(a)	General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, “Products Corporation” and together with its participating subsidiaries, the “Company”). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees’ Plan accounts could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. Effective January 1, 2003 and December 31, 2009, discretionary employer contribution components were added to the Plan to enable the Company, should it elect to do so, to make discretionary contributions to eligible employees’ Plan accounts.

(b)	Administration of the Plan

The Plan sponsor is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the selection of funds available to Plan participants for investment and reinvestment of the assets in the Plan’s trust fund. The Investment Committee has appointed CAPTRUST Financial Advisors (replacing NEPC, LLC as of July 17, 2012), an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan's Investment Committee regarding the selection of the funds available to participants under the Plan.

The Plan’s record-keeper for the Plan’s assets is J.P. Morgan Retirement Plan Services, LLC (“J.P. Morgan”), and the Plan’s trustee is JPMorgan Chase Bank N.A (“JPMCB”).

(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or post-tax basis), up to 25% of their eligible compensation. Highly compensated employees (which for 2012 and 2011 included employees with annual earnings of $115,000 and $110,000 or more earned in 2011 and 2010, respectively) were restricted to a maximum contribution of 6% in each of 2012 and 2011. All Plan participants are subject to certain U.S. Internal Revenue Service (“IRS”) rules concerning income ceiling limitations and certain maximum contribution restrictions.

Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $5,500 in each of 2012 and 2011) only if they are contributing the maximum amount allowable under the Plan for the Plan year.
The Company’s matching contributions are equal to 50% of each employee’s contributions up to 6% of his or her eligible compensation (i.e., up to 3% in Company matching contributions).

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

The Company’s matching contributions are made in cash and are invested in the Plan in accordance with each Plan participant’s instructions.

For participant contributions under the Plan, eligible compensation is defined as eligible base earnings plus shift differential before contributions are deducted for the Revlon Medical Plan, the Revlon Dental Plan, the Flexible Spending Accounts, the mass transit fringe benefit program and/or the Plan. Eligible compensation does not include overtime, bonuses, Employee Cash Incentive Plan compensation, any other incentive compensation or any other earnings. Participant eligible compensation that may be taken into account for Plan contribution purposes is limited by law and may be adjusted by the IRS from time to time. For 2012 and 2011, the IRS eligible compensation limit was $250,000 and $245,000, respectively.

Effective January 1, 1997, the Company may make profit sharing contributions (or no contributions at all) for profit-sharing-eligible employees (the “1997 Profit Sharing Contribution Program”). Under the 1997 Profit Sharing Contribution Program, the amount of the Company’s profit sharing contributions, if any, to a participant’s account is a percentage of the participant’s eligible compensation, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year. Profit sharing contributions under the 1997 Profit Sharing Contribution Program, if any (there were none in 2012 and 2011), are invested in the Plan in accordance with each Plan participant's instructions.
Effective January 1, 2003, the Company may make discretionary contributions (the “2003 Discretionary Employer Contribution Program”) to the Plan for a Plan year in any amount it deems desirable (including no contributions at all) to a non-discriminatory group of participants, to be allocated in a non-discriminatory manner. Discretionary employer contributions under the 2003 Discretionary Employer Contribution Program, if any (there were none in 2012 and 2011), are invested in the Plan in accordance with each Plan participant's instructions.
The Plan was amended in May 2009, effective December 31, 2009, to provide that the Company may make discretionary profit sharing contributions (the “2009 Discretionary Profit Sharing Contribution Program”) should it elect to do so, in any given year. Under the 2009 Discretionary Profit Sharing Contribution Program, the Company will determine in the fourth quarter of each year whether to make such a discretionary profit sharing contribution and, if so, to what extent profit sharing contributions would be made and credited at each quarter for the following year. Under the 2009 Discretionary Profit Sharing Contribution Program, during any given year, profit sharing contributions remain at the Company’s discretion and can be discontinued at any point during the year. For Company contributions under the 2009 Discretionary Profit Sharing Contribution Program, eligible compensation is defined as base salary, overtime, shift differential, bonus (to the extent that bonus does not exceed 50% of base salary), Employee Cash Incentive Plan compensation, and any other incentive compensation.
For each of 2012 and 2011, discretionary profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program were 3% of each Plan participant’s eligible compensation, which was credited on a quarterly basis. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions, if any, are invested in the Plan in accordance with each Plan participant's instructions.

Employee contributions are timely deposited in a trust fund and invested in the Plan investment funds referred to in Note 3, “Investments,” in accordance with each Plan participant’s direction.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1%

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

at any time, provided that any investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives.

(d)	Eligibility

Except as otherwise set forth below in respect to the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program, Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title “direct pay beauty advisor;” (iii) employees with the job title “field merchandiser” (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the job title “On-Call Distribution” or “On-Call Warehouse;” (v) employees who are interns; (vi) leased employees; and (vii) non-resident aliens. Independent contractors are not eligible to participate in the Plan.

To be eligible for a profit sharing contribution under the 1997 Profit Sharing Contribution Program, an employee must be an eligible employee at the beginning of the applicable Plan year for which such profit sharing contributions will be made and must (i) not participate in any other sales or management incentive program offered by the Company; (ii) complete at least 1,000 hours of service during such Plan year; and (iii) be actively employed by the Company on the last day of such Plan year.

To be eligible for a contribution under the 2003 Discretionary Employer Contribution Program, an employee must be an eligible employee and be included in a non-discriminatory group of Plan participants. A non-discriminatory group of Plan participants generally includes non-highly compensated employees.

Eligible employees may participate in the 2009 Discretionary Profit Sharing Contribution Program regardless of whether they make employee contributions under the Plan.

(e)	Loans to Plan Participants

A Plan participant may borrow up to 50% of his or her vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions, after-tax savings and profit sharing contributions on a pro-rata basis. Any outstanding loans under the Plan reduce the amount

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For 2012 and 2011, the interest rate for loans remained at a rate equal to the prime rate plus 1% as of the last business day of the month immediately preceding the month in which the loan was made. The repayment period for these loans may be up to five years, or, if the loan was used to purchase a principal residence, may be up to as long as fifteen years. Loans under the Plan, including interest, are repaid through payroll deductions, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to JPMCB; in either case the repayments are credited to the individual participant’s Plan account according to his or her current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant's account.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan. For 2012 and 2011, deemed distributions related to participant loans were $26,819 and $27,617, respectively.

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Plan participants are fully vested in profit sharing contributions under the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program and the Company’s matching contributions after one year of service. Under the 2009 Discretionary Profit Sharing Contribution Program, profit sharing contributions are fully vested immediately upon being credited into a Plan participant’s account.

Regardless of years of service, participants also become fully vested upon the earliest to occur of: (i) reaching age 65; (ii) termination of employment on account of disability (as defined in the Plan); (iii) death while employed by the Company; or (iv) termination of the Plan.

(g)	Forfeitures

Non-vested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan, to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $27,034 and $8,618 in 2012 and 2011, respectively. The Company uses forfeitures from the current year, as well as any unused forfeitures from prior years, to reduce annual contributions to the Plan. Aggregate forfeitures used to reduce 2012 and 2011 Company contributions under the Plan were $27,286 and $8,509, respectively.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(h)	Distribution of Benefits

Upon termination of employment, death, disability or retirement, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years. A participant may elect to have any investment in the Revlon Common Stock Fund distributed in either cash or Revlon, Inc.’s Class A common stock. Plan participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan documents. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

NOTE 2	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in compliance with the United States Department of Labor’s (the “DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

(b)	Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”),” which amends Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement.” ASU No. 2011-04 modifies ASC Topic 820 to include disclosure of all transfers between Level 1 and Level 2 asset and liability fair value categories. In addition, ASU No. 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU No. 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU No. 2011-04 was effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The Company adopted the provisions of this update to ASC Topic 820 in 2012 and such adoption did not have an impact on the Plan’s financial statements or disclosures.

(c)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(d)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during 2012 and 2011, as such expenses were paid by Products Corporation (excluding loan fees, which were borne by participants with loans in accordance with the terms of the Plan, as well as short-term trading and investment fees). Expenses relating to short-term trading fees, investment fees and loan fees are charged against the applicable Plan participants’ investment balances.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments in equity securities. Shares held in mutual funds are valued at the net asset value of shares held by the Plan at year-end based on closing prices as of the last business day of each period presented.

Purchases and sales of securities are recorded on a trade-date basis (generally the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (generally, the date before which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation or depreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated using the average cost method. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(f)	Participant Loans

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

NOTE 3	Investments

As of December 31, 2012, the Plan’s investment options consisted of: (i) twenty-one mutual funds, including eleven mutual funds with various investment and income objectives and ten “Smart Retirement Funds” offered by J.P. Morgan, each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s self-targeted retirement date; (ii) the Revlon Common Stock Fund, consisting solely of Revlon, Inc.’s Class A common stock; and (iii) the JPMorgan Prime Money Market, which seeks current income with liquidity and stability of principal.

For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Included in the Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011 are the following investments, each stated at fair value:

	December 31,
	2012		2011
	(Dollars in thousands)
Equity Securities:
Revlon Common Stock Fund	$1,482		$1,539
Mutual Funds:
American Funds Growth Fund of America	19,006	*	15,666	*
Vanguard 500 Index Fund	4,091		3,235
Artisan Mid Cap Fund – Investor Class	10,800	*	9,588	*
Vanguard Extended Market Index Fund	1,842		1,566
MSIF, Inc. - Emerging Markets Portfolio – Class A	2,986		2,881
JPMorgan Value Opportunities	14,667	*	13,039	*
American Funds EuroPacific Growth Fund – Class R4	7,736	*	6,606	*
PIMCO Total Return Fund – Institutional Class	8,551	*	7,102	*
PIMCO High Yield Fund – Institutional Class	4,073		3,262
Vanguard Inflation Fund	1,665		869
Royce Pennsylvania Mutual Fund	599		481
JPMorgan SmartRetirement Income	1,671		1,421
JPMorgan SmartRetirement 2010	1,059		1,210
JPMorgan SmartRetirement 2015	7,763	*	6,954	*
JPMorgan SmartRetirement 2020	7,878	*	6,632	*
JPMorgan SmartRetirement 2025	5,985		4,676
JPMorgan SmartRetirement 2030	6,116		4,344
JPMorgan SmartRetirement 2035	4,111		2,994
JPMorgan SmartRetirement 2040	2,774		2,240
JPMorgan SmartRetirement 2045	1,706		1,124
JPMorgan SmartRetirement 2050	722		353
Total Mutual Funds	115,801		96,243
Money Market Fund:
JPMorgan Prime Money Market	20,714	*	20,748	*
Total Investments	$137,997		$118,530

*    These investments represent 5% or more of the Plan’s net assets available for benefits.

Assets and liabilities are required to be categorized into three levels of fair value based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing the fair value measurement of assets and liabilities are as follows:

•	Level 1: Fair valuing the asset or liability using observable inputs, such as quoted prices in active markets for identical assets or liabilities;

•	Level 2: Fair valuing the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3: Fair valuing the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

The fair values of the Plan’s investments were determined as follows:

•
Revlon Common Stock Fund: The fair value of the investments in the Revlon Common Stock Fund reflects the closing price reported on the New York Stock Exchange where Revlon, Inc.’s Class A common stock is traded. The Company classifies the Revlon Common Stock Fund investments within Level 1 of the fair value hierarchy.

•
Mutual funds: The fair values of the investments included in the mutual funds asset class are determined using net asset value (“NAV”) provided by the administrator of the funds. The NAV is based on the closing price reported on the major market where the individual securities within the mutual fund are traded. The Company classifies mutual fund investments within Level 1 of the fair value hierarchy.

•
Money market fund: The money market fund is comprised of cash and cash equivalents measured at cost, which approximates fair value. The Company classifies the money market fund within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2012 and 2011 and there were no transfers between fair value levels for the year ended December 31, 2012.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

As of December 31, 2012, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,482	$1,482	$—	$—
Mutual funds:
U.S. large cap equities	37,763	37,763	—	—
U.S. small/mid cap equities	13,241	13,241	—	—
Target date blended	39,785	39,785	—	—
International equities	7,736	7,736	—	—
Emerging market equities	2,986	2,986	—	—
Corporate bonds	7,045	7,045	—	—
Government bonds	7,245	7,245	—	—
Money market fund	20,714	20,714	—	—
Total assets at fair value	$137,997	$137,997	$—	$—

As of December 31, 2011, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,539	$1,539	$—	$—
Mutual funds:
U.S. large cap equities	31,940	31,940	—	—
U.S. small/mid cap equities	11,635	11,635	—	—
Target date blended	31,948	31,948	—	—
International equities	6,606	6,606	—	—
Emerging market equities	2,881	2,881	—	—
Corporate bonds	6,756	6,756	—	—
Government bonds	4,477	4,477	—	—
Money market fund	20,748	20,748	—	—
Total assets at fair value	$118,530	$118,530	$—	$—

The following information represents the Plan’s investment income (loss) for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
	(Dollars in thousands)
Net appreciation (depreciation) in fair value of investments:
Equity securities	$(38)	$526
Mutual funds	13,387	(5,527)
Net appreciation (depreciation) in fair value of investments	13,349	(5,001)
Dividends	2,937	1,960
Total investment income (loss)	$16,286	$(3,041)

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 4	Risks and Uncertainties

The Plan’s participants direct their respective account balances into various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statements of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the particular fund’s prospectus.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Revlon Common Stock Fund, which invests in the securities of a single issuer.

NOTE 5	Plan Termination

Products Corporation has the right to amend or terminate the Plan or any of its components at any time and has delegated to the Administrative Committee authority to amend the Plan for certain changes required by law and non-material and ministerial amendments. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of Company contributions allocated to that Plan participant’s account.

NOTE 6	Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of Section 501(a) of the Code. The IRS has issued a favorable determination letter, dated November 14, 2012, with respect to the Plan. Such letter generally addresses the qualification of the Plan, as amended through January 1, 2011, as a qualified plan under Sections 401(a) and 401(k) of the Code. Although the Plan has been amended since January 1, 2011, in the opinion of Products Corporation in its capacity as Plan sponsor, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

U.S. GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Products Corporation, in its capacity as Plan sponsor, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no such audits in progress.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2012 and 2011

NOTE 7	Related Party Transactions

As set forth in Note 3, “Investments,” certain Plan investments are shares of mutual funds managed by JPMCB. Investment management fees are paid by the funds and are included and reported as a reduction to net appreciation in the fair value of the Plan’s investments.

As of December 31, 2012, the Plan held investments of $1,481,996, or 102,207 shares, of Revlon, Inc.’s Class A common stock (based on the NYSE closing price of $14.50 per share on December 31, 2012), which at that date was approximately 1% of the Plan’s net assets available for benefits. As of December 31, 2011, the Plan held investments of $1,539,120, or 103,403 shares, of Revlon, Inc.’s Class A common stock (based on the NYSE closing price of $14.87 per share on December 31, 2011), which at that date was approximately 1% of the Plan’s net assets available for benefits.

NOTE 8	Subsequent Event

Effective April 15, 2013, the JP Morgan Large Cap Growth Fund, JHancock3 Disciplined Value Fund and Invesco Small Cap Equity Fund were added to the Plan as investment options for Plan participants. These funds replaced the American Funds Growth Fund of America, JPMorgan Value Opportunities Fund and Royce Pennsylvania Mutual Fund, which were eliminated as investment options under the Plan.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Market Value
*	J.P. Morgan Asset Management	JPMorgan SmartRetirement Income; 101,818 shares (mutual fund)	**	$1,670,827
		JPMorgan SmartRetirement 2010; 66,537 shares (mutual fund)	**	1,058,609
		JPMorgan SmartRetirement 2015; 481,307 shares (mutual fund)	**	7,763,479
		JPMorgan SmartRetirement 2020; 483,299 shares (mutual fund)	**	7,877,781
		JPMorgan SmartRetirement 2025; 387,867 shares (mutual fund)	**	5,984,793
		JPMorgan SmartRetirement 2030; 378,966 shares (mutual fund)	**	6,116,505
		JPMorgan SmartRetirement 2035; 269,420 shares (mutual fund)	**	4,111,353
		JPMorgan SmartRetirement 2040; 171,865 shares (mutual fund)	**	2,773,909
		JPMorgan SmartRetirement 2045; 111,293 shares (mutual fund)	**	1,706,125
		JPMorgan SmartRetirement 2050; 47,106 shares (mutual fund)	**	722,135
		JPMorgan Value Opportunities; 937,180 shares (mutual fund)	**	14,666,861
		JPMorgan Prime Money Market; 20,713,517 shares (money market fund)	**	20,713,517

	Artisan Funds, Inc.	Artisan Mid Cap Fund - Investor Class; 287,685 shares (mutual fund)	**	10,799,711

	The Vanguard Group, Inc.	Vanguard Extended Market Index Fund; 46,731 shares (mutual fund)	**	1,841,664
		Vanguard 500 Index Fund; 37,694 shares (mutual fund)	**	4,090,550
		Vanguard Inflation Fund; 114,621 shares (mutual fund)	**	1,665,449

	Morgan Stanley Institutional Funds, Inc.	MSIF, Inc. Emerging Markets Portfolio - Class A; 115,117 shares (mutual fund)	**	2,986,136

	PIMCO Funds	PIMCO Total Return Fund - Institutional Class; 760,807 shares (mutual fund)	**	8,551,476
		PIMCO High Yield Fund - Institutional Class; 422,545 shares (mutual fund)	**	4,073,330

	American Funds Distributors	American Funds Growth Fund of America; 556,868 shares (mutual fund)	**	19,005,919
		American Funds EuroPacific Growth Fund - Class R4; 191,116 shares (mutual fund)	**	7,736,359

	Royce & Associates, LLC	Royce Pennsylvania Mutual Fund; 52,111 shares (mutual fund)	**	599,275

*	Revlon, Inc.	Revlon, Inc. Class A Common Stock Fund; 102,207 shares (equity security)	**	1,481,996

*	Loans to participants	Loans to participants at interest rates, ranging from 4.00% to 9.25%, with maturities through 2027	$0	3,122,650
	Total Investments			$141,120,409

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

Note: See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By /s/ Brian Goldberg ------------------------------------------------ Brian Goldberg Member of the Plan’s Administrative Committee
Dated: June 20, 2013

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm